-------------------------------
                                                          OMB APPROVAL
                                                 -------------------------------
                                                 OMB Number:           3235-0145
                                                 Expires:      December 31, 2005
                                                 Estimated average burden
                                                 hours per response ......... 15
                                                 -------------------------------


                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                               Procyon Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  742806 30 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Regina W. Anderson
                            1300 S. Highland Avenue
                           Clearwater, Florida 33756
                                 (727) 447-2998
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               September 21, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  742806 30 0

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Regina W. Anderson
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO - (PF as to 72,500 shares) and transfer to reporting person as Administrator of Estate

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Florida, USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    3,423,000 Shares and 60,000 Options to Purcahse Shares
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    3,423,000 Shares and 60,000 Options to Purcahse Shares
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     3,483,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     43.2% assuming exercise of options
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN, OO - Individual and reporting as Administrator of Estate of John C.
              Anderson
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 742806 30 0

________________________________________________________________________________
Item 1.  Security and Issuer.

        Procyon Corporation Common Stock and options to purchase Common Stock.

        Procyon Corporation
        1300 S. Highland Ave.
        Clearwater, FL  33756
________________________________________________________________________________
Item 2.  Identity and Background.

     (a)  Regina W. Anderson

     (b)  1300 S. Highland Ave.
          Clearwater, FL  33756

     (c)  CEO/President of Procyon Corporation
          1300 S. Highland Ave.
          Clearwater, FL  33756

     (d)  NO

     (e)  NO

     (f)  USA

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

     As to 3,350,500 shares and 60,000 options, no funds required. Reporting person obtained beneficial ownership over such shares and options upon being appointed Administrator for the Estate of John C. Anderson in accordance with Mr. Anderson's will. As to 72,500 shares, they were purchased with personal funds.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

     Reporting obtained beneficial ownership of the 3,350,500 shares and 60,000 options as administrator of the Estate of John C. Anderson. These shares and options are to be placed in a trust. The 72,500 shares were acquired for investment purposes.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a) 3,423,000 common shares plus 60,000 common share options of 8,057,588 total shares common stock or 43.2%.

     (b) 3,423,000 common shares, sole power to vote or direct the vote of and 60,000 share options, sole power to vote and to dispose or direct the disposition of.

     (c)  None

     (d)  NA

     (e)  NA

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        None

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

        None

________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        July 12, 2006
                                        ----------------------------------------
                                                         (Date)


                                        /s/ Regina W. Anderson
                                        ----------------------------------------
                                                       (Signature)


                                        Regina W. Anderson - CEO / President
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).